

Mail Stop 4631   October 29, 2009

Dennis L. Jilot
Chief Executive Officer
STR Holdings LLC
10 Water Street
Enfield, Connecticut 06082

> **Re: STR Holdings (New) LLC**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed October 22, 2009**
> **File No. 333-162376**

Dear Mr. Jilot:

We have reviewed your filing and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Principal and Selling Stockholders, page 143

1. For each of the selling shareholders that is a non-reporting entity, please disclose the natural person or persons who have voting or investment control over the Company's securities. See Compliance and Disclosure Interpretations – Regulation S-K (Interpretation 140.02), available in the Corporation Finance section of our website.

Exhibit 5.1 – Opinion of Weil, Gotshal & Manges LLP

2. Please arrange for counsel to opine on the corporate laws of the jurisdiction of the Company's incorporation.

*   *   *   *

Dennis L. Jilot
STR Holdings LLC
October 29, 2009
Page 2

You may contact Patricia Armelin, Staff Accountant, at (202) 551-3747 or Anne McConnell, Senior Staff Accountant, at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Kane, Staff Attorney, at (202) 551-3235 or me at (202) 551-3397 with any other questions.

Sincerely,

Jay Ingram
Legal Branch Chief

cc: Alexander D. Lynch, Esq.
         Weil, Gotshal & Manges LLP
         767 Fifth Avenue
         New York, NY 10153